UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                     October
26, 2020


Scott Tarriff
Chairman of the Board
Ziopharm Oncology, Inc.
One First Avenue, Parris Building
34, Navy Yard Plaza, Third Floor
Boston, Massachusetts 02129

        Re:      Ziopharm Oncology, Inc.
                 PREC14A preliminary proxy statement filing made on Schedule
14A
                 Filed on October 21, 2020 by Ziopharm Oncology, Inc.
                 File No. 001-33038

Dear Mr. Tarriff,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the consent revocation statement and/or by providing the information requested. After reviewing any amendment and/or any information provided in reply to our comments, we may have additional comments. If you believe a comment is inapplicable to your facts and circumstances, and/or do not believe an amendment is required, please tell us why in a written response.
Preliminary Proxy Statement filed on Schedule 14A

Cost and Method of this Consent Revocation Solicitation, page 10

1. The disclosure regarding costs excludes any expenses incurred as the result of any litigation relating to the solicitation. Instruction 1 to Item 4(b) of Schedule 14A, however, requires that the registrant include litigation expenditures incidental to the solicitation except the amount normally expended for such a solicitation. Please revise to remove the implication that the registrant is lawfully permitted to exclude all litigation costs. Information about the Current Directors of the Company, page 11
2. Please advise us, with a view toward revised disclosure, whether or not the registrant has confirmed that each of the directors named is a bona fide nominee within the meaning of
   Rule 14d-4(d)(1) and (d)(4). To the extent the registrant has not so confirmed, please provide us with a brief legal analysis addressing the applicability of these provisions to the
   registrant   s solicitation of consent revocations.
 Scott Tarriff
Ziopharm Oncology, Inc.
October 26, 2020
Page 2

Security Ownership of Certain Beneficial Owners and Management, page 19
3. Footnote numbers 1-3 use the formulation    may be deemed    when in it
appears that the
   parties identified as only potentially being considered as beneficial owners are in fact beneficial owners as determined under Rule 13d-3(a). Please revise or advise.

Form of Consent

4. Please refer to the disclosure in bold typeface that indicates security
holders    not be deemed
   to have revoked    and    treating as having revoked its consent
Identical or similar
   language appears within the consent revocation statement. Please revise this disclosure, as well as that within the consent revocation statement, to conform to the standards set forth in
   Rule 14a-4(b) of Regulation 14A, or advise.

        We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

 cc:   Kai H.E. Liekefett, Esq.